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                                                                       Exhibit 8

        [AMERICAN INTERNATIONAL GROUP, INC. Letterhead]

                                January 27, 1998

American Bankers Insurance Group, Inc.
11222 Quail Roost Drive
Miami, Florida 33157

Attention: Gerald N. Gaston, Vice Chairman,
           President and Chief Executive Officer

Dear Mr. Gaston:

In accordance with Section 1(b) of the Stock Option Agreement (the "Agreement"), dated as of December 21, 1997, between American International Group, Inc. ("AIG") and American Bankers Insurance Group, Inc. ("ABIG"), AIG hereby exercises its right to purchase 8,265,626 shares of Common Stock, par value $1.00 per share, of ABIG (the "Common Stock") at a cash purchase price equal to $47.00 per share.

Subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and applicable insurance regulatory approvals, the closing of the purchase will occur at 9:00 A.M., local time, at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York, on the third business day following the date hereof or such later date as provided by Section 3 of the Agreement. AIG may provide notice at a later date of its election to consummate the purchase of that portion of the total number of shares for which applicable regulatory approvals have been received as of such date and to subsequently consummate the purchase of the balance of the shares following receipt of all applicable regulatory approvals. AIG will make payment for the shares of Common Stock by certified or official bank check.

                                    Sincerely,

                                    /s/ Kathleen E. Shannon

                                    Kathleen E. Shannon
                                    Vice President & Secretary

cc: Josephine Cicchetti
    (Jorden Burt Berenson & Johnson LLP)

    Jonathan L. Freedman
    (Dewey Ballantine LLP)

    James C. Morphy
    (Sullivan & Cromwell)